UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Attica, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 26, 2020, Globus Maritime Limited (the “Company” or “we” or “our”) entered into a securities purchase agreement with certain unaffiliated institutional investors to issue 45,850,000 of its common shares (the “Common Shares”) in a registered direct offering and 45,850,000 warrants (“Warrants”) to purchase Common Shares in a concurrent private placement for a purchase price of $0.27 per Common Share and Warrant.

Among other things, the warrant is exercisable for $0.30 per Common Share and has a term of 5.5 years. If a registration statement registering the resale of the Common Shares underlying the Warrants under the Securities Act of 1933 is not effective or available at any time after the six month anniversary of the date of issuance of the Warrants, the holder may, in its sole discretion, elect to exercise the Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the Warrant. If we do not issue the shares in a timely fashion, the Warrant contains certain damages provisions. A holder will not have the right to exercise any portion of the Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage of beneficial ownership is determined in accordance with the terms of the Warrants. However, any holder may increase or decrease such percentage, but not in excess of 9.99%, provided that any increase will not be effective until the 61st day after such election. The exercise price of the Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Shares and also upon any distributions of assets, including cash, stock or other property to our shareholders. If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the Warrants with the same effect as if such successor entity had been named in the Warrant itself. If holders of our Common Shares are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the Warrant following such fundamental transaction. In addition, we or the successor entity, at the request of warrant holders, will be obligated to purchase any unexercised portion of the Warrants in accordance with the terms of such Warrants.

Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the Placement Agency Agreement dated June 26, 2020 between the Company and Maxim Group LLC, as sole placement agent.

Attached to this report on Form 6-K as Exhibit 4.2 is a copy of the form of Securities Purchase Agreement, dated June 26, 2020.

Attached to this report on Form 6-K as Exhibit 4.3 is a copy of the form of the Common Share Purchase Warrant, to be issued to the purchasers under the Securities Purchase Agreement.

Attached to this Report on Form 6-K as Exhibit 5.1 is the opinion of Watson Farley & Williams LLP relating to the legality and validity of the Common Shares.

Attached to this Report on Form 6-K as Exhibit 8.1 is the opinion of Watson Farley & Williams LLP relating to certain tax matters.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated June 26, 2020 titled “Globus Maritime Limited Announces Pricing of $12.4 Million Registered Direct Offering.”

The Company also announced today that on June 25, 2020, it repaid all amounts owed in complete satisfaction of its obligations pursuant to a Senior Convertible Note issued March 13, 2019.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENTS: (A) ON FORM F-3 (FILE NO. 333-222580) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 17, 2018 AND DECLARED EFFECTIVE FEBRUARY 8, 2018; AND (B) ON FORM F-3 (FILE NO. 333-230841) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 12, 2019 AND DECLARED EFFECTIVE APRIL 19, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2020

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	President, Chief Executive Officer and Chief Financial Officer